Exhibit 99.5

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «FirstName» «LastName»:

As you know, on November 18, 2004 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired NetSolve, Incorporated (“NetSolve”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Reno Acquisition Corp. and NetSolve dated September 9, 2004 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of NetSolve common stock granted to you under one or more of the following: the Southwest Network Services, Inc. 1988 Stock Option Plan and/or the NetSolve, Incorporated Amended and Restated Long-Term Incentive Compensation Plan (collectively, the “Plans”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of NetSolve under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase NetSolve common stock granted to you under the Plans (the “NetSolve Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and NetSolve (the “Option Agreement(s)”), including the necessary adjustments for assumption of the NetSolve Option(s) that are required by the Acquisition.

The table below summarizes your NetSolve Option(s) immediately before and after the Acquisition:

NETSOLVE OPTION				ASSUMED NETSOLVE OPTION
Grant Date	Option Plan- Type	NetSolve Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share
«GrantDate»	«OptionType»- «OptionType»	«NetSolveShares»	$«NetSolvePrice»	«CiscoShares»	$«CiscoPrice»

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.5666597981 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed NetSolve Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under federal tax laws. The number of shares of Cisco common stock subject to your assumed NetSolve Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your NetSolve Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed NetSolve Option(s) was determined by dividing the exercise price per share of your NetSolve Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plans and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plans relating to your status as an employee of NetSolve will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed NetSolve Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed NetSolve Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed NetSolve Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed NetSolve Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed NetSolve Option(s) to the extent vested and outstanding at the time of termination after which time your assumed NetSolve Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed NetSolve Option(s), you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed NetSolve Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and, by [date] 2004, return it to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Jean Wong, Stock Administration

[SIGNATURE PAGE FOLLOWS]

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed NetSolve Option(s), please contact Jean Wong at (408) 853-8828.

CISCO SYSTEMS, INC.

By:	/s/ MARK CHANDLER
Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed NetSolve Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed NetSolve Option(s), the Plans and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: ____________________, 2004
«First_Name» «Lastname» - OPTIONEE
«AddressLine1»

ATTACHMENTS

Exhibit A – Form S-8 Prospectus

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